December 12, 2018

United States Securities and Exchange Commission

100 F Street, NW

Washington, DC 20549

Attn: Michael Killoy

Re:	Iconic Brands, Inc.
Amendment No. 2 to Registration Statement on Form S-1 Filed November 30, 2018 File No. 333-227420

Dear Mr. Killoy:

The following responses of Iconic Brands, Inc. (the “Company,” “we” or “us”) are being provided in response to the comments in your letter dated December 10, 2018, regarding the above-listed Registration Statement for the Company. We have copied your comments in bold and italics followed by the Company’s response. Certain revisions have been made in response to your comments in Amendment No. 3 to the Registration Statement filed concurrently herewith.

Amendment No. 2 to Form S-1

Prospectus Summary

Corporate Information, page 2

1. We have reviewed your response to comment 2 noting you have postponed the reverse stock split because FINRA will approve the stock split only after this Registration Statement is effective. Please provide us with your basis to support your statement that FINRA must approve the reverse stock split.

Please be advised that while FINRA is primarily a self-regulatory organization that oversees broker-dealers, the Commission has given FINRA authority to process certain corporate actions, like the Company’s proposed reverse split, pursuant to FINRA Rule 6490 (Processing of Company-Related Actions). The Rule clarifies FINRA’s scope of authority to process Announcements for Company-Related Actions for Non-Exchange Listed Securities and to impose fees. For additional information, please see FINRA Regulatory Notice 10-38.

U.S. Securities and Exchange Commission

December 12, 2018

The Company is seeking approval from FINRA for its proposed reverse split pursuant to FINRA Rule 6490. The Company’s FINRA examiner has told us informally that they will approve the reverse split after the effectiveness of this Registration Statement, but that they won’t do it ahead of the registration statement. We apologize for the confusion, we did not intend to state that FINRA “must” approve the reverse stock split if the Registration Statement is effective. Based on our interactions with FINRA on this matter, we believe that approval is likely but cannot be certain.

2. We have reviewed your response to comment 2 noting that you propose to file a posteffective amendment to the registration statement if the reverse split takes place prior to the completion of the offering. Please provide us with the specific authoritative literature you are utilizing to support your basis of presenting the reverse stock split in a posteffective amendment.

The Company makes certain undertakings in the Registration Statement as required by Item 512 of Regulation S-K. One of those states that the Company undertakes to file a post-effective amendment “to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.”

The Company anticipates that a reverse split may represent such a change, so the Company will promptly file a post-effective amendment if the reverse split takes place.

3. We note your disclosure on page 3 that you intend to effectuate a reverse split of your common stock in the near future. Please revise your disclosure to clearly state when the reverse stock split will occur.

As we discussed over the phone, just as the Staff cannot promise a fixed date on which this Registration Statement will be made effective, FINRA cannot promise that it will complete its review of the reverse split on a certain date. The Company’s disclosure states that it has postponed the reverse split and intends to effectuate the reverse split once FINRA approves the corporate action, which will be after the effectiveness of this registration statement. We will not know when the reverse stock split will occur until FINRA approves the action after the Registration Statement is effective.

Dilutions, page 12

4. The net tangible book value of $1,515,474 presented here appears to be inconsistent with total tangible assets of $563,604 less total liabilities of $2,889078 presented in your Consolidated Balance Sheet at September 30, 2018 on page F-2. Please clarify or revise.

The disclosure on page 12 has been revised as requested in Amendment No. 2 to the Registration Statement filed concurrently herewith. The underlined text in the following excerpt has been changed from the prior disclosure:

“Our net tangible book value as of September 30, 2018 was approximately ($2,325,474), or ($0.0016) per share. Net tangible book value per share is determined by dividing our total tangible assets, less total liabilities, by the number of shares of our common stock outstanding as of September 30, 2018.

U.S. Securities and Exchange Commission

December 12, 2018

After giving effect to the issuance and conversion of the Series E Shares and the issuance and exercise of the Warrants, assuming receipt of exercise price payments on the Warrants of $2,400,000, and assuming the sale of all 240,000,000 shares of common stock by the Selling Shareholders at the sale price of $0.01, our pro forma as adjusted net tangible book value as of September 30, 2018 would have been approximately $1,274,526, or $0.0006 per share of Common Stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $0.0022 per share to our existing shareholders and an immediate dilution of $0.0084 per share to our new shareholders.”

10. Capital Stock

Warrants, page F-16

5. Your disclosure here which states you have 261,000,000 warrants issued and outstanding at September 30, 2018 appears to be inconsistent with your disclosure on page 20 which states you have 341,250,000 warrants issued and outstanding. Please clarify or revise.

There were 261,000,000 warrants issued and outstanding at September 30, 2018. The difference is primarily attributable to the warrants issued after September 30, 2018. However, upon review the Company discovered that the 25,000,000 warrants to Paul Rachmuth have not been issued. Also, the disclosure had not been updated since the 207,799,400 warrants were issued on October 4, 2018. These warrants were issued to certain debt holders to retire outstanding debt of the Company in connection with the first closing of a financing that occurred on that date. The disclosure on page 20 has been revised, with those adjustments, in Amendment No. 2 to the Registration Statement filed concurrently herewith. Below is an excerpt of this disclosure as revised:

Options and Warrants. We currently have 623,799,400 warrants issued and outstanding, each of which may be exercised to acquire one share of our common stock. In addition to the Warrants (of which there are 240,000,000 issued and outstanding), there are outstanding warrants to acquire 21,000,000 shares of our common stock at an exercise price of $0.01 per share. Of these warrants, Clyde Snow & Sessions, PC holds 7,500,000 and various other investors hold 13,500,000. There are also outstanding warrants to acquire 362,799,400 shares of our common stock at an exercise price of $0.005 per share. Of these warrants, The Special Equities Group, LLC holds 28,750,000, Sky-Direct LLC holds 127,339,800, Sanford Levine & Associates hold 59,189,200, George M. Castaldo holds 28,750,000, Iroquois Master Fund Ltd. holds 22,083,250, Iroquois Capital Investment Group, LLC holds 6,666,750, 32 Entertainment LLC holds 10,000,000, Alpha Capital Anstalt holds 50,020,400, Jason DiPaola holds 10,000,000, Richard Molinsky holds 10,000,000 and Andrew Arno holds 10,000,000.

We have also revised the disclosure in the Risk Factors, on page 8, with respect to the number of outstanding warrants.

U.S. Securities and Exchange Commission

December 12, 2018

Thank you for your time and attention to this matter. If you have any questions, please do not hesitate to contact me at 801.433.2453 or bal@clydesnow.com.

Very truly yours, CLYDE SNOW & SESSIONS

/s/ Brian A. Lebrecht
Brian A. Lebrecht